Exhibit 21.1
LIST OF SUBSIDIARIES
The following is a list of each subsidiary of FX Real Estate and Entertainment Inc., its jurisdiction of organization, and the percentage ownership held by FX Real Estate and Entertainment Inc.
COMPANIES ORGANIZED IN THE UNITED STATES:

FX Luxury Realty, LLC	Delaware	100%*
RH1, LLC	Nevada	100%
Flag Luxury Riv, LLC	Delaware	100%
BP Parent, LLC	Delaware	100%
Metroflag BP, LLC	Nevada	100%
Metroflag Cable, LLC	Nevada	100%

*	Common membership interests